THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 28, 2010

Ms. Erin E. Martin, Esq.
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163

Dear Ms. Martin:

                In response to your letter of comments dated May 20, 2010, please be advised as follows:

General

1.  As you know, the following are items are considered when a secondary offering is really a primary offering.  The question of whether a secondary offering is really a primary offering is difficult.  Consideration should be given to how long the shareholders have owned the shares, the circumstances under which they were received, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally whether it appears that the sellers are acting as a conduit for the issuer.  The shareholders have owned their shares for approximately 6 months; they purchased their shares for cash and services in one case; the shareholders are friends of the sole officer of the issuer; the amount of shares being offered constitute 35.01% of the total shares outstanding; the sellers are not in business of underwriting securities; funds received from the sale of shares will not be directly or indirectly paid to the issuer; and, the sellers are not acting as conduits for the issuer.  Based upon the foregoing, secondary offering is in fact not a primary offering for the issuer.  Even if it was, it would not make any difference since the shares can be registered and the disclosure is the same as contained in the current registration statement.

2.  All of the technical language has been explained in Plain English.

Risk Factors.

3.  We are unaware of any risks related to providing consulting services regarding solar energy, accordingly no risk factor has been included.  A risk factor has been added relating to the fact that we have only one officer and director.

Ms. Erin E. Martin, Esq.
Attorney-Advisor
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
May 28, 2010
Page 2

4.  We are unaware of any risk related to not having policies and procedures for review, approval or ratification of related party transaction, especially in light of the fact that we have only one officer/director.

5.  The disclosure you have requested has been provided.

6.  The risk factor has been revised.

7.  The language has not been revised.  While a cross boarder treatise exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and in some cases has prevented the enforcement of judgments.  We are retaining the risk factor just as it is.  No further explanation is warranted.  We believe the comment was generated for no other purpose but to delay and harass the issuer.  If you insist on continuing with a discussion of this matter, please schedule a conference call with Erin E. Martin.

Management’s Discussion and Analysis or Plan of Operations

8. The language has been revised throughout to reflect that we have not commenced operations.

Plan of Operations

9.   We are unaware of any market risk relative to our plan of operation and accordingly no risk factor has been supplied.  With respect to this comment and comments 3 and 4 we note your glittering generalities which do not contain and substantive information.   If you want us to add a risk factor, please provide the exact language you want in order to expedite the comment process.  We, however, are unwilling to spend time speculating on the content of your generalities.

10.  The estimated cost for the web site has been provided.

11.  The language has been revised.

Liquidity and Capital Resources

12.  Disclosure has been provided that there are not agreements, verbal or written..

13.  The language has been deleted, however, again, we believe this comment was generated for no other purpose but to delay and harass the issuer.    Its is common knowledge that fuel costs are escalating, there are environmental concerns, and energy security is clearly dwindling and solar energy is a foreseeable economical alternative to other energy sources.

Ms. Erin E. Martin, Esq.
Attorney-Advisor
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
May 28, 2010
Page 3

Our Strategy

14.   The information requested has been disclosed.

15.   The disclosure requested has been provided.

Target Market

16   The household market has been deleted and was included in error.

17.  The language has been removed as requested.

Principal and Selling Shareholders

18.  We have revised the chart as requested.  We believe the chart as you have requested is misleading since the figures count the shares twice.  I contacted your office to clarify this matter, however, I  received your voice message; I then left a message;  and you have not returned my call.

19.  Each shareholder, whether husband or wife, owns the shares in his/her own name.  We have footnoted the husband and wife relationship of Ms. Chen and Mr. Ma.  The names remain separate because one of them may elect to sell the shares and one may not.  The transfer agent, upon sale of the shares,  may be unwilling to remove the legend on the stock certificate since the registration statement reflects joint ownership, which is in fact not the case.  Again, with respect to this comment, I contacted your office to clarify this matter, however, I  received your voice message; I then left a message;  and you have not returned my call.

Related Party Transactions

20.  The disclosure has been revised to reflect that Mr. Xing received his shares in consideration of services rendered.

Memorandum of Articles of Association

21.  Disclosure has been provided that the board of directors, not the shareholders, can call meetings of shareholders.

Ms. Erin E. Martin, Esq.
Attorney-Advisor
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
May 28, 2010
Page 4

Distributions

22.  Disclosure has been provided that dividends will be paid in US or Canadian funds.  No risk factor regarding currency fluctuations has been provided as there are no effects.

Holders Not Resident

23.  The law relating to property tax has been revised.  The law changed in March 2010 and excluded Canadian controlled private corporations from the definition of Taxable Canadian Property.  The disclosure has been revised accordingly.

Plan of Distribution

24.  The language was incorrectly included and has been deleted.  The Company will not and has no legal obligation to indemnify shareholders.

Financial Statements

25.  The certificates were not issued.  The shares were issued concurrently with payment.

26.  The Company increased the price.  There is no Canadian or US prohibition against the same, so the Company arbitrarily did so.

27.   Again, the shares were issued, however, the stock certificates evidencing the share ownership were issued at a later date and have all been issued as of the date hereof.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Ontario Solar Energy Corporation